June 2, 2011

Via EDGAR

Kieran Brown
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Funds, Inc.
Post-Effective Amendment No. 99 to the Registration Statement on Form N-1A
File Nos. 033-59474, 811-07572

Dear Mr. Brown,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on May 12, 2011, with respect to post-effective amendment number 99 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The Amendment was filed with the Commission on March
23, 2011, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment number 100).

Comments on the Prospectus
Comment 1. The name of the fund is “Small-MidCap Dividend Income Fund” and the objective states,
“The Fund seeks to provide a relatively high level of current income and long-term growth of income and capital, while investing primarily in small- to mid-capitalization companies.” If “Income” is part of the name, the Staff believes the portion of the objective which states “long-term growth of…capital” should be a secondary objective rather than a primary one.

Response: The Registrant will revise the language to state substantially as follows: “The Fund primarily seeks to provide a relatively high level of current income and long-term growth of income, and secondarily long-term growth of capital, while investing primarily in small- to mid-
capitalization companies.”

Comment 2. In the Annual Fund Operating Expenses table, remove the heading from the table that states “Estimated for the year ending August 31, 2011” and instead add a footnote to the “Other Expenses”
line that notes the information is estimated for the year ending August 31, 2011.

Response: The Registrant will make the requested revision.

Comment 3. Add “plus borrowings for investment purposes” after “net assets” in the statement, “Under normal circumstances, the Fund invests at least 80% of its net assets in dividend-paying equity securities of companies with small to medium market capitalizations (those with market capitalizations ranging from between $200 million and $7 billion) at the time of purchase.”

Response: The Registrant respectfully declines to make this revision because doing so would restate a legal requirement to which funds are generally subject without enhancing the quality of the information disclosed. Additionally, for the annual update post-effective amendment, the
Registrant’s prospectuses contain multiple funds and 80% language usually appears more than once in each prospectus. See Investment Company Act Rule 35d-1(d)(2) (defining assets as “net assets, plus the amount of any borrowings for investment purposes”), Form N-1A General
Instruction C.1.(c) (stating, “The prospectus should avoid…simply restating legal or regulatory requirements to which Funds generally are subject ”), and Note 4 to Securities Act of 1933 Rule
421(b)(4) (stating, “you should avoid…Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”).

Comment 4. Please reconcile the Fund’s investments in master limited partnerships and the Fund’s intention to invest at least 80% of its net assets in dividend-paying equity securities of companies with small to medium market capitalizations (those with market capitalizations ranging from between $200 million and $7 billion) at the time of purchase.

Response: The Fund’s investments in master limited partnerships will not prevent the Fund from investing 80% of its net assets in dividend-paying equity securities.

Comment 5. The Preferred Securities Risk in the Principal Risks section states, “Preferred securities are junior subordinated securities in a company’s capital structure and therefore can be subject to greater credit and liquidation risk.” Within the Preferred Securities Risk definition, note that credit risk is described within the Fixed-Income Securities Risk.

Response: The Registrant respectfully declines to make this revision because the risk definitions are in close proximity and adding a cross reference there would make the document unnecessarily complex. See Form N-1A General Instruction C.2.(a).

Comment 6. Clarify why this fund is subject to Underlying Fund Risk.

Response: The Registrant will revise the name of the risk to Risk of Being an Underlying Fund to indicate that this Fund is used as an underlying fund.

Comment 7. Within the text descriptions in the “Additional Information about Investment Strategies and
Risks” section, the Staff would like to have the Fund’s name next to the relevant text descriptions and state whether the strategy and risk are principal or non-principal for the named fund.

Response: The Registrant respectfully declines to make this revision. The Registrant believes the chart (the use of which is encouraged by Securities Act of 1933 Rule 421) clearly describes the relevance of each of the listed strategies and risks for the Fund. Generally, for the annual update post-effective amendment, the Registrant’s prospectuses contain multiple funds. An investor interested in a particular fund could consult the chart to see which strategies and risks are relevant to that fund and then go to the textual information about the strategies and risks relevant to that fund. Additionally, the chart and the text organize the strategies and risks in alphabetical order so the topics are easy to find.

Comment 8. In the “The Sub-Advisors” subsection within the “Management of the Funds” section, please review the language in the first paragraph.

Response: The language will be revised to state substantially as follows: “Principal has signed a contract with a Sub-Advisor. Under the sub-advisory agreement, the Sub-Advisor agrees to assume the obligations of Principal to provide investment advisory services to the Fund.”

Comment 9. The Staff notes that the Registrant includes required disclosure about the availability of additional information about the portfolio managers’ compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of securities in the Fund. Please explain the
Registrants choice of location of this information (immediately preceding the sub-advisory firm and corresponding portfolio managers).

Response: Usually, at the time of the annual update post-effective amendment, the Registrant’s prospectuses contain multiple funds and sub-advisors. The Registrant includes this disclosure with some general information relevant to all sub-advisors and immediately preceding the list of sub-advisory firms and corresponding portfolio managers rather than repeat the statement multiple times throughout this section. See Note 4 to Securities Act of 1933 Rule 421(b)(4)
(stating, “[Y]ou should avoid…Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”).

Comment 10. In the “Manager of Managers” subsection, the following sentence appears: “The shareholders of the Small-MidCap Dividend Income Fund have approved the Fund’s reliance on the order; however, it does not intend to rely on the order.” Does this mean that the Fund does not intend to rely on the order at this time?

Response: The Registrant will revise the language to state substantially as follows: “The shareholders of the Small-MidCap Dividend Income Fund have approved the Fund’s reliance on the order; however, it does not intend to rely on the order at this time.”

Comment 11. In the bulleted list of “Notes” within the “Pricing of Fund Shares” section, the following sentence appears: “A Fund’s securities may be traded on foreign securities markets that generally complete trading at various times during the day prior to the close of the NYSE.” The Staff believes the word “portfolio” should be inserted between the words “Fund’s” and “securities.”

Response: The Registrant will make the requested revision.

Comment 12. In the “Purchase of Fund Shares” section, the following sentence appears: “Classes A and
C shares are available in this prospectus.” However, the prospectus otherwise only discloses information about Class A shares.

Response: The Registrant will revise the sentence to state substantially as follows: “Class A shares are available in this prospectus.”

Comment 13. With respect to the policies described in the “Frequent Purchases and Redemptions”
section, how do the policies apply to (a) this fund as an underlying fund and (b) the affiliated fund of fund that is investing in the underlying fund? (c) How do the policies apply to omnibus accounts? (d) Explain the relevance of the disclosure in this section that explains the harm of excessive trading flowing through to the Principal LifeTime Funds or Strategic Asset Management Portfolios or delete the information if it is irrelevant to this fund.

Response: (a), (b), and (c): The policies described in the “Frequent Purchases and
Redemptions” section apply equally to underlying funds, funds of funds, and omnibus accounts.
(d) The following sentence will be deleted: “The harm of undetected excessive trading in shares of the underlying Funds in which the Principal LifeTime Funds or Strategic Asset Management
Funds invest could flow through to the Principal LifeTime Funds and Strategic Asset Management
Funds as they would for any Fund shareholder.”

Comment 14. The following language appears in the “Frequent Purchases and Redemptions” section:
“The Fund has reserved the right to accept or reject, without prior written notice, any exchange requests.
In some instances, an exchange may be completed prior to a determination of abusive trading. In those instances, we will reverse the exchange and return the account holdings to the positions held prior to the exchange. We will give the shareholder that requested the exchange notice in writing in this instance.”
Explain how this is consistent with Investment Company Act Rule 22c-1.

Response: When excessive trading is discovered, the Fund applies the NAV in effect at the time of the trade deemed to be excessive.

Comments on the Statement of Additional Information
Comment 15. In the list of Fundamental Restrictions, items 4 and 5 note that the Fund may do certain things to the extent permitted by the 1940 Act [“4) Borrow money, except as permitted under the 1940 Act, as amended, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time” and “5) Make loans, except that the Fund may a) purchase and hold debt obligations in accordance with its investment objectives and policies, b) enter into repurchase agreements, c) participate in an interfund lending program with affiliated investment companies to the extent permitted by the 1940 Act or by any exemptions that may be granted by the Securities and
Exchange Commission, and d) lend its portfolio securities without limitation against collateral (consisting of cash or liquid assets) equal at all times to not less than 100% of the value of the securities lent. This limit does not apply to purchases of debt securities or commercial paper. This restriction does not apply to the Preferred Securities Fund.”]. The Staff would like the Registrant to describe the relevant Investment
Company Act limitations.

Response: The Registrant notes that Form N-1A General Instruction C.1.(c) states in relevant part: “Responses to the Items in Form N-1A should be as simple and direct as reasonably possible and should include only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund. The prospectus should avoid: including lengthy legal and technical discussions; simply restating legal or regulatory requirements to which Funds generally are subject Brevity is especially important in describing the practices or aspects of the Fund’s operations that do not differ materially from those of other investment companies. Avoid excessive detail, technical or legal terminology, and complex language.” Nevertheless, the Registrant will add language to state substantially as follows:

There are limits to a Fund’s ability to borrow money. For example, a fund may not borrow money, except that a fund may borrow for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33S% of the fund’s total assets (including the amount borrowed) less liabilities (other than borrowings).

In general, a fund may not lend more than 33 1/3% of total fund assets.

Comment 16. Fundamental restriction 4) states the Fund may not “Borrow money, except as permitted under the 1940 Act, as amended, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.” If the Fund does borrow money from time to time, disclose in the Statement of Additional Information the risks of borrowing money.

Response: The Registrant will add language to state substantially as follows:
Borrowing
If a Fund invests the proceeds of borrowing, borrowing will tend to exaggerate the effect on net asset value of any increase or decrease in the market value of a fund’s portfolio. If a Fund invests the proceeds of borrowing, money borrowed will be subject to interest costs that may or may not be recovered by earnings on the securities purchased. A fund also may be required to maintain minimum average balances in connection with a borrowing or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

Comment 17. In the tables describing the directors in the “Management Information” subsection, even though Form N-1A does not specify it, the Staff would like the Registrant to add “During Past 5 Years” to the column heading that currently states, “Other Directorships Held by Director.”

Response: The Registrant will make the requested revision.

Comment 18. In the “Investment Advisors” subsection, include the general nature of the business for
BlackRock Financial Management, Inc.

Response: The Registrant will add disclosure that states substantially as follows: “BlackRock and its affiliates manage investment company and other portfolio assets.”

Comment 19. In the “Codes of Ethics” subsection, the following sentence appears: “In certain circumstances, personal securities trading is permitted in accordance with procedures established by the
Codes.” The Staff would like to know if that includes securities held by the Fund.

Response: Access Persons may trade securities held by the Fund, but may not engage in transactions in a manner that would be inconsistent with Investment Company Act of 1940 Rule
17j-1.

Comment 20. In the “Portfolio Manager Disclosure” section for Edge Asset Management, Inc., the following sentence appears in the “Compensation” subsection: “Investment performance is 70% of a
Portfolio Manager’s incentive compensation and is based on a comparison of the Portfolio Manager's investment performance with the performance of peer groups as measured equally by 1-3-5 year performance.” The Staff would like to know what is meant by “peer groups.”

Response: “Peer groups” refers to Morningstar categories.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.

Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant